

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 3, 2008

Ms. Carol P. Lowe
Chief Financial Officer
Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277

      RE: Form 10-K for the fiscal year ended December 31, 2007
              Form 10-Q for the period ended June 30, 2008
              File No. 1-9278

Dear Ms. Lowe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief